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                                 Urosurge, Inc.
                               2660 Crosspark Road
                             Coralville, Iowa 52241
                                 (319) 626-8311


                                 August 21, 1998


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
ATTN: M. Kathleen Haller
         Mail Stop 4-7

     RE:  UROSURGE, INC.
          REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON
          FORM S-1 (FILE NO. 333-49791)

Dear Ladies and Gentlemen:

     Due to market conditions, Urosurge, Inc. (the "Registrant") hereby withdraws its Registration Statement ("Registration Statement") on Form S-1 (File No. 333-49791) initially filed with the Commission on April 9, 1998, and subsequently amended on June 12, 1998. The Registrant has not offered or sold any of its securities by means of the preliminary prospectus contained in such Registration Statement.

     Please do not hesitate to contact Christopher Mitchell or Yoichiro Taku of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 with any questions you may have regarding the Registration Statement.

                                       Very truly yours,

                                       UROSURGE, INC.

                                       /s/ Randal L. Owens
                                           --------------------------
                                       Randal L. Owens
                                       Vice President of Finance
                                       and Chief Financial Officer